EXHIBIT 99.1

HEXO launches medical cannabis products in Israel

OTTAWA, July 09, 2020 (GLOBE NEWSWIRE) -- HEXO Corp (TSX: HEXO; NYSE: HEXO) (“HEXO” or the “Company”) is proud to announce that it has launched medical cannabis products in Israel through a 24-month agreement with leading Israeli medical cannabis company, Breath of Life International Ltd. (“BOL”).

“For the first time, HEXO’s high-quality medical cannabis is available to medical patients outside of Canada,” said Sebastien St-Louis, CEO and co-founder of HEXO. “Launching the HEXO brand in Israel is a testament to the continued work we are doing to expand our international footprint and find new markets for our award-winning products.”

HEXO completed the first shipment of 493 kilograms amidst tightening international borders, a significant reduction in air cargo availability, and increased safety measures within its facilities due to the global COVID-19 pandemic. Today, medical patients in Israel are able to access some of HEXO’s bestselling flower products packaged in a 10-gram format and designed exclusively for the Israeli market, including bilingual (English and Hebrew) packaging and labels.

“We are proud to introduce HEXO’s premium indoor medical cannabis products into the Israeli market,” said Hugo Goldman, BOL’s CFO and interim CEO. The products are already receiving positive feedback from both patients and retailers, and we are looking forward to continuing to expand our strategic relationship with HEXO in Israel.”

BOL is a leading, GMP certified, Israeli medical cannabis company, with an established distribution network through pharmacies including Super-Pharm, Israel’s largest pharmacy retailer with 258 locations. The agreement concluded after collaboration between BOL and HEXO to adapt HEXO products to meet the specific needs of Israel’s medical cannabis patients, all while strictly adhering to regulatory requirements under Israel’s Medical Cannabis regulatory body.

About HEXO Corp

HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes innovative products to serve the global cannabis market. The Company serves the Canadian adult-use markets under its HEXO Cannabis, Up Cannabis and Original Stash brands, and the medical market under HEXO medical cannabis. For more information please visit hexocorp.com.

Forward-Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results. A more complete discussion of the risks and uncertainties facing the Company appears in the Company’s Annual Information Form and other continuous disclosure filings, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

Investor Relations:
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www.hexocorp.com

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media@hexo.com

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/ccbd0c67-b02e-4277-b066-7302c4cd3ea4